UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Revohloo, Inc.

Legal status of issuer

> ***Form***
> Corporation
>
> ***Jurisdiction of Incorporation/Organization***
> Nevada
>
> ***Date of organization***
> March 7, 2017

Physical address of issuer
401 Ryland Street, STE 200A, Reno, NV 89142

Website of issuer
https://revohloo.live

Current number of employees
5

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$88,144.00	$77,291.00
Cash & Cash Equivalents	$208.00	$15,177.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$129,583.00	$72,401.00
Long-term Debt	$51,083.00	$39,599.00
Revenues/Sales	$0.00	$0.00
Operating Expenses	$85,848.00	$13,187.00
Taxes Paid	$0.00	$0.00
Net Income	-$88,817.00	-$13,187.00

April 29, 2024

FORM C-AR

Revohloo, Inc.


Revohloo

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Revohloo, Inc. , a Nevada Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://revohloo.live no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 29, 2024.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Revohloo, Inc. (the "Company") is a Nevada Corporation, formed on March 7, 2017.

The Company is located at 401 Ryland Street, STE 200A, Reno, NV 89142.

The Company's website is https://revohloo.live

The information available on or through our website is not a part of this Form C-AR.

The Business

Revohloo is a music video platform featuring innovative video and advertising technologies. Our technology allows content creators to create interactive music videos.

RISK FACTORS

Risks Related to the Company's Business and Industry

Risks from Pandemics We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us. The outbreak of pandemics and epidemics could materially and adversely affect

the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business. If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

Third parties might infringe upon our technology. We cannot assure you that the steps we have taken to protect our property rights will prevent misappropriation of our technology. To protect our rights to our intellectual property, we plan to rely on a combination of trade secrets, confidentiality agreements and other contractual arrangements with our employees, affiliates, strategic partners and others. We may be unable to detect inappropriate use of our technology. Failure to adequately protect our intellectual property could materially harm our brand, devalue our proprietary content and affect our ability to compete effectively. Further, defending any technology rights could result in significant financial expenses and managerial resources.

Any valuation at this stage is difficult to assess.
Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

We are highly dependent on the services of our founder. Our future business and results of operations depend in significant part upon the continued contributions of our CEO and founder. If we lose those services or if they fail to perform in their current position, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the development of our business plan and harm our business. In addition, the loss of any other member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow and results of operations.

Start-up investing is risky.
Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-

stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future.
Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

You may only receive limited disclosure.
While the company must disclose certain information, since the company is at an early stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Lack of professional guidance.
Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts, and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Our future growth depends on our ability to develop and retain customers. Our future growth depends to a large extent on our ability to effectively anticipate and adapt to customer requirements and offer services that meet customer demands. If we are unable to attract customers and/or retain customers, our business, results of operations and financial condition may be materially adversely affected.

Our ability to succeed depends on how successful we will be in our fundraising efforts. We rely on investment funds in order to use resources to build the necessary tech and business infrastructure to be successful in the long-term. Current and future competitors may be able to draw on substantially greater financial resources than those available to the Company to develop products that are easier to commercialize or become more popular with the potential consumers of our products.

We are dependent on general economic conditions. Potential customers may be less willing to invest in innovation and technological improvements in an economic downturn. This may temporarily reduce our market size.

Our management may not be able to control costs in an effective or timely manner. The Company's management anticipates it can use reasonable efforts to assess, predict and control costs and expenses. However, implementing our business plan may require more employees, capital equipment, supplies or other expenditure items than management has predicted.

The Company may never receive future equity financing or undergo a liquidity event such as a sale of the Company or an initial public offering (IPO). If a liquidity event does not occur, such as a sale of the Company or an IPO, the purchasers could be left holding Company securities in perpetuity. The Company's securities have numerous transfer restrictions and will likely be highly illiquid, with potentially no secondary market on which to sell them. The securities have only a minority of voting rights and do not provide the ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all the risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Revohloo Is Developing New Technologies to Help Artists, Labels & Right-holders. Revohloo is an ad-supported DSP.

Business Plan

Revohloo is a music video platform featuring innovative video and advertising technologies. Our technology allows content creators to create interactive music videos. The artist's fans get to choose from different beginnings, middles, and endings of the artist's music video. The alternative beginnings, middles, and endings are created with the unused footage from an official music video. When an artist/director creates a music video, on average they shoot 5-8 hours of footage. The average music video is approximately 3 minutes which leaves on average 99% of the official footage unused. In post-production, it is often difficult for artists/directors/editors to choose 3 minutes of footage from 5-8 hours of video content for the official music video. Revohloo aims to solve that problem by creating a viable new music video product for artists and labels to monetize. A Revohloo Music Video is comprised of four unique beginnings, eight unique middles, and four unique endings. Created with the same official content, the result is 256 unique versions of the artist's Official Music Video. At Revohloo we encourage artists and labels to continue to monetize their content on YouTube. Our goal at Revohloo is to not disrupt the ecosystem and to create additional value from monetizing 256 unique versions of one official music video. This could not only create revenue, but engagement with fans. Traditionally, earning revenue with ad- supported services can be problematic for advertisers and artists. Many people use adblocking technologies to skip the viewing of ads, resulting in lost revenue for content creators and lost opportunities for advertisers to reach their target market. Revohloo believes we can solve this problem with our Ad Defender technology. Simply put, when you watch content online and you're shown an ad, there are two separate "file packages" that are delivered to you. Revohloo Ad Defender combines both files, the ad & music video, and sends the viewer one file. This makes viewing the music video without viewing the ad impossible. Advertisers who advertise with Revohloo content can be assured that their target market viewing a Revohloo is also viewing their ad. Advertisers can now run hyper-targeted ad campaigns based on the demographics of the artist in the Revohloo music video. Revohloo is currently in its pre-revenue stage. The Problem: There has been relatively little innovation with regard to how creators monetize their content. Most creators earn much less than they should on existing platforms if they earn anything at all. Our Solution: Our technology was created to spark a revolution of creativity and collaboration between artists, directors and record labels looking to take their music video experience to the next level. Our solution aims to answer two questions: • How can we make music videos more engaging for fans? • How can we dramatically increase music video revenue? We believe our Flagship product has the potential to answer both of those questions and revolutionize music video entertainment – that is why it's called Revohloo, a play-off The Revolution of Music Video Entertainment. Giving fans the ability to remix and create their own official versions of their favorite artists' music videos, with 256 new variations available, fans can choose a different beginning, middle, and end. This makes each Revohloo music video a unique, interactive, and entertaining experience that we believe fans will love! But Revohloo doesn't just aim to benefit fans – our technology is designed to present a brand-new opportunity for artists to monetize their content. Artists & rights-holders may generate additional revenue with Revohloo and along with our Ad Defender technology, advertisers have the opportunity to pay a premium.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market

Revohloo Interactive Music Video and Advertising Technologies	Have you heard of Revohloo? It's a unique platform that allows artists to maintain full creative and quality control while giving their fans the power to remix, create, and share up to 256 unique versions of their official music video. Revohloo works by reformatting the artist's original music video into a customizable Revohloo version. Fans can then choose one version from each of the four available sections, or they can remix and create their own unique version with just a click. But that's not all. Revohloo also enables artists, labels, and right-holders to monetize their music video on top of YouTube, without losing revenue even after YouTube earnings peak. This creates an entirely new music video revenue stream for the artists. And when combined with our Ad Defender technology, Revohloo becomes a powerful solution for maximizing revenue and protecting content.	The global music streaming market size was valued at USD 29.45 billion in 2021 and is expected to expand at a compound annual growth rate (CAGR) of 14.7% from 2022 to 2030. The rising penetration of digital platforms and the growing use of smart devices are anticipated to boost the market growth over the forecast period. Platforms that allow users to listen to audio and podcasts and watch music videos are examples of music streaming services. These platforms are gaining popularity owing to features such as song recommendations, automatic playlist personalization, and hassle-free connectivity on apps and browsers. Moreover, the expanding podcast genres on these portals are propelling the market growth.

Revohloo has built a website that provides Monetized Artists Pages (MAPs) with multiple streams of revenue. These pages offer artists multiple ways to monetize their content. With Revohloo, artists can earn 100% of the standard music video ad revenue (minus bandwidth) and 50% of the gross Revohloo ad revenue. In addition, artists can generate income by driving fan traffic to their MAP. By simply clicking on a button, loyal fans can tip their favorite artists. Every MAP comes with a dedicated ad space that artists can use to promote themselves or sell ads and keep 100% of the revenue. This allows artists to generate even more income while showcasing their brand to a wider audience. Revohloo's Monetized Artists Pages provide artists with a comprehensive solution for generating revenue from their music & video content. By combining multiple revenue streams into one platform, Revohloo offers artists a unique and powerful way to monetize their work. Revohloo also earns 15% of all weekly and monthly subscriptions. Revohloo is developing a short form video product similar to TikTok. Revohloo anticipates beginning development of our Android during Q of 2024.

Competition

The Company's primary competitor is YouTube.

Our Product was specifically created to work hand-in-hand with the competition, careful NOT to disrupt the ecosystem, eliminating the need for competitiveness.

Supply Chain and Customer Base

As a software-based company, Revohloo relies heavily on developers to create and maintain our products. Our developers are skilled professionals who are trained to work with the latest technologies and software tools. To ensure the quality and reliability of our products, we work with a select group of trusted suppliers who provide us with the necessary services and inputs we need. These suppliers are carefully vetted and selected based on their track record of excellence, reliability, and expertise. We have also established partnerships with leading technology providers and industry organizations to stay up to date with the latest trends and innovations in the software development field. At Revohloo, we are committed to delivering high-quality, cutting-edge products that meet the needs of our clients and users. We take great care to ensure that our developers and suppliers have access to the best resources and support, so that they can continue to deliver outstanding results.

Revohloo is currently pre-revenue, but we currently have several thousand artists on our platform. Our customers are Brands, Record Labels, Artists, and their Fans.

Intellectual Property

The Company is dependent on the following intellectual property:

Revohloo is excited to announce that we have applied for a new non-provisional patent to protect our innovative technology and designs. Our unique approach to music video content creation and monetization was not covered in previous non-provisional patent applications, making this new patent crucial to safeguarding our intellectual property. The new provisional patent will cover our latest developments and enhancements to our platform, ensuring that our technology remains exclusive to Revohloo. Our team of legal experts is working tirelessly to ensure that the patent application process runs smoothly and efficiently. At Revohloo, we believe in the power of innovation and are committed to protecting our intellectual property. We are confident that our new non-provisional patent will help us to continue providing high-quality products and services to our clients and users, while safeguarding our proprietary technology.

Governmental/Regulatory Approval and Compliance

The Company is subject to laws and regulations affecting its [domestic and international] operations in the areas of labor, advertising, digital content, consumer protection, real estate, billing, e-commerce, promotions, quality of services, telecommunications, mobile communications and media, television, intellectual property ownership and infringement, tax, import and export requirements, anti-corruption, foreign exchange controls and cash repatriation restrictions, data privacy requi0072ements, anti-competition, environmental, health and safety. Compliance with these laws, regulations and similar requirements may be onerous and expensive, and they may be inconsistent from jurisdiction to jurisdiction, further increasing the cost of compliance and doing business.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened against the Company.

Other

The Company's principal address is 401 Ryland Street, STE 200A, Reno, NV 89142

The Company has the following additional addresses: 14820 Redmond Way Redmond, WA 98052

DIRECTORS, OFFICERS, AND EMPLOYEES0020

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Gerardo Melendrez

All positions and offices held with the Company and date such position(s) was held with start and ending dates.

Founder & CTO 03/07/2017 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates.

Neudesic Principal Consultant II Feb 2022 - Present

Senior Lead Software Engineer Boyd Gaming Feb 2014 - Mar 2022 Las Vegas, Nevada • Lead software engineer involved in the architecture, design, and development of several systems, as well as mentoring other developers in all aspects of the software development life cycle (SDLC.)

Education

Tecnológico de MonterreyTecnológic006F de Monterrey Bachelor of Information Systems Engineering, Computer Science |1994 - 1999 • 1997 - Visual Basic 4.0 Course • 1997 - II Symposium of Competitive Strategies • 1996 - Panel "Mexico today: your opportunity in crisis" • 1996 - Lectures about the "First Regional Fair of Internationals Business" • 1995 - 3rd Symposium of Engineering and Systems. "From now on the world will not be the same" • 1994 - 1st Symposium "Think on your own".

Name

Robbie DeBarros

All positions and offices held with the Company and date such position(s) was held with start and ending dates.

Founder & COO 03/07/2017 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates.

Santander Bank N.A., Greater Boston Area Anti-Money Laundering Compliance Manager/Assistant VP | 07/01/1999 – 06/23/2023

Responsible for testing processes and internal controls within the Financial Intelligence Unit and across the Enterprise (i.e., within BSA/AML/OFAC Compliance, business units, infrastructure units, affiliates, and vendors). Responsibilities include sampling, testing, and reporting BSA/AML/OFAC Compliance testing results to management to ensure that the Organizational and OFAC program is following Regulatory Requirements, Policies and Procedures. Monitors and incorporates the specific BSA/AML and OFAC risks and the mitigating internal controls relating to customers, products & services, and geographies for business/infrastructure units assigned.

Education

Brockton H.S. Brockton, Ma

Name

Tracy (formerly Glen) DeBarros

All positions and offices held with the Company and date such position(s) was held with start and ending dates.

Founder & CEO 03/07/2017 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates.

Revohloo, Inc. Founder & CEO | 03/07/2017 - Present Inventor and Creator of Revohloo, Inc's Interactive Music Video & Advertising Technologies. Member of Microsoft for Startups Founders Hub. Currently focused on Product Growth & Expansion at Revohloo, Inc.

Education

Honorable Discharge | U.S. Army

Name

Barbara Bruce

All positions and offices held with the Company and date such position(s) was held with start and ending dates.

Director/Secretary | 03/07/2017 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates.

Retired - Social Services | Mentor

Education

New Bedford Vocational H.S.

Name

William Murray

All positions and offices held with the Company and date such position(s) was held with start and ending dates.

08/03/2021 - Present, Revohloo Board Member

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates.

Retired - Angel Investor

Education

High School Graduate

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Gerardo Melendrez
All positions and offices held with the Company and date such position(s) was held with start and ending dates.

Founder & CTO 03/07/2017 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates.

Neudesic Principal Consultant II Feb 2022 - Present Senior Lead Software Engineer Boyd Gaming Feb 2014 - Mar 2022 Las Vegas, Nevada • Lead software engineer involved in the architecture, design, and development of several systems, as well as mentoring other developers in all aspects of the software development life cycle (SDLC.)

Education

Tecnológico de MonterreyTecnológico de Monterrey Bachelor of Information Systems Engineering, Computer Science |1994 - 1999 • 1997 - Visual Basic 4.0 Course • 1997 - II Symposium of Competitive Strategies • 1996 - Panel "Mexico today: your opportunity in crisis" • 1996 - Lectures about the "First Regional Fair of Internationals Business" • 1995 - 3rd Symposium of Engineering and Systems. "From now on the world will not be the same" • 1994 - 1st Symposium "Think on your own".

_____

Name

Robbie DeBarros

All positions and offices held with the Company and date such position(s) was held with start and ending dates.

Founder & COO 03/07/2017 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates.

Santander Bank N.A., Greater Boston Area Anti-Money Laundering Compliance Manager/Assistant VP | 07/01/1999 – 06/23/2023

Responsible for testing processes and internal controls within the Financial Intelligence Unit and across the Enterprise (i.e., within BSA/AML/OFAC Compliance, business units, infrastructure units, affiliates, and vendors). Responsibilities include sampling, testing, and reporting BSA/AML/OFAC Compliance testing results to management to ensure that the Organizational and OFAC program is following Regulatory Requirements, Policy and Procedures. Monitors and incorporates the specific BSA/AML and OFAC risks and the mitigating internal controls relating to customers, products & services, and geographies for business/infrastructure units assigned.

Education

Brockton H.S. Brockton, Ma

_____

Name

Tracy DeBarros

All positions and offices held with the Company and date such position(s) was held with start and ending dates.

Founder & CEO 03/07/2017 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates.

Revohloo, Inc. Founder & CEO | 03/07/2017 - Present

Inventor and Creator of Revohloo, Inc's Interactive Music Video & Advertising Technologies. Member of Microsoft for Startups Founders Hub. Currently focused on Product Growth & Expansion at Revohloo, INC.

Education

Honorable Discharge | U.S. Army
_____

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Nevada law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 5 employees in the United States.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	60,915,615
Voting Rights	The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for you. Please refer to the record owner agreement that you sign before your purchase is complete. You are giving your voting rights to the record owner, who will vote the Securities on behalf of all investors who purchased Securities on the Net capital crowdfunding portal.
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	None of the Company's existing debt is convertible into equity, and there are no warrants, options, or other convertible instruments outstanding.
Other Material Terms or information.	None

The Company has the following debt outstanding:

The total amount of outstanding debt of the company is $180,666.00.

Type of debt	Note
Related Person	William Murray
Amount outstanding	$67,000.00
Interest rate and payment schedule	%
Amortization schedule	Anticipated annual repayments included in note 5 of the attached financial statements.
Describe any collateral or security	N/A
Maturity date	N/A
Other material terms	Interest is accrued annually at 0% per annum. There are no minimum monthly payments. Anticipated to be repaid during 2024.

Type of debt	Note
Related Person	Robbie DeBarros
Amount outstanding	$21,599.00
Interest rate and payment schedule	7.2%
Amortization schedule	Anticipated annual repayments included in note 5 of the attached financial statements.
Describe any collateral or security	N/A
Maturity date	October 2027
Other material terms	N/A

Type of debt	Notes
Related Person	Robbie DeBarros
Amount outstanding	$52,285.00
Interest rate and payment schedule	0%
Amortization schedule	Anticipated annual repayments included in note 5 of the attached financial statements.
Describe any collateral or security	N/A
Maturity date	N/A
Other material terms	N/A

Type of debt	Notes
Related Person	Various
Amount outstanding	$18,000.00
Interest rate and payment schedule	0%
Amortization schedule	Anticipated annual repayments included in note 5 of the attached financial statements.
Describe any collateral or security	N/A
Maturity date	N/A
Other material terms	N/A

Type of debt	Notes
Related Person	Gerardo Melendrez
Amount outstanding	$21,782.00
Interest rate and payment schedule	10.5%
Amortization schedule	Anticipated annual repayments included in note 5 of the attached financial statements.
Describe any collateral or security	N/A
Maturity date	February 2028
Other material terms	N/A

The total amount of outstanding debt of the company is $180,666.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
0078Common Stock	140,170	$28,703	The proceeds were spent on iOS app development	September 29, 2021& March 8, 2022	Regulation CF
Common Stock	116,945	$32,165	Intermediary fees, compensation for managers, app development, marketing, legal, operating costs, and music licensing	June 6, 2023	Regulation CF

Ownership

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Tracy DeBarros	36.94%
Gerardo Melendrez	27.29%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Most Recent Tax Return Information

Total Income	Taxable Income	Total Tax
-$2,642	-$13,178	$0.00

The information above relates to the 2022 federal tax filing. As of the date of this document the 2023 filing is in progress.

Operations

During our previous crowdfunding campaign, per our use of funds we communicated our intention to utilize the funds raised for the development of an iOS app. We are proud to announce that we have successfully delivered on that promise, providing our shareholders with a significant milestone achieved. Our iOS app went live in the app store on September 30th, 2023. Since then, we have continuously improved the application by introducing unique, cutting-edge functionalities, and patent-pending technology. One exciting upcoming feature is a monetized space that will enable Revohloo to generate revenue and overcome operational and liquidity challenges. By doing so, we aim to reduce any outstanding debts owed to Related Parties. Additionally, we are actively crowdfunding, and with the recent addition of a new and very experienced President of Marketing at Revohloo, we are confident in maximizing our current crowdfunding campaign which will give us the capital needed for continued development, growth and scaling.

To achieve, maintain, and improve profitability over the next 12 months, Revohloo management has outlined the following steps: 1. Revohloo onboarded a renowned marketing professional: In February 2024, the company brought on board a highly experienced marketing professional with a vast network of celebrities and influencers. This individual's extensive reach will enable Revohloo to gain nationwide exposure and increase downloads of the Revohloo app. 2. Crowd funding campaign: Revohloo's new President of Marketing's influence will also be leveraged to drive current Equity Crowdfunding campaign investments. This campaign will help generate the necessary financial resources to fund the development of an Android app, as well as cover other marketing and operational expenses required for scaling the business. 3. Microsoft app development: Revohloo is currently in the process of building a Microsoft app. The company is part of Microsoft's ISV (Independent Software Developer) Pilot program, which provides Revohloo with direct assistance from Microsoft and its partners throughout the entire app development process. This collaboration will enable Revohloo to create a paid application for the

Microsoft marketplace which will enable Revohloo to begin generating revenue. By implementing these steps, Revohloo management aims to drive growth, expand their user base, and ultimately improve profitability over the next 12 months.

Liquidity and Capital Resources

The Company has historically relied upon related party notes payable and stock issuances to supply liquidity and capital needed to develop the application. With the application completed in 2023, 2024 will be the first full year of monetization and the Company expects to being funding operations from operating cash flow.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future. The Company's short term debt is due to shareholders and founders who are obliged to be flexible with repayment terms to ensure the company's success.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The notes payable to William Murray, Robbie DeBarros, Gerardo Melendrez, and $14,000 of the $18,000 listed in the 'various' category above were issued by the related parties noted.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

The Company The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws. The Co-Issuer is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/ Tracy DeBarros
(Signature)

Tracy DeBarros
(Name)

Principal Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Tracy DeBarros
(Signature)

Tracy DeBarros
(Name)

Founder & CEO, Principal Executive Officer
(Title)

April 29, 2024
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

Reviewed Financial Statements

REVOHLOO, INC.

For the Years Ended,
December 31, 2023 and
December 31, 2022

Table of Contents

Independent Accountants Review Report

We have reviewed the accompanying financial statements of Revohloo, Inc., which comprise the balance sheets as of December 31, 2023, and December 31, 2022, and the related statements of income, statements of changes in stockholders' equity and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of Revohloo, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency. Management's evaluation of the events and conditions and management's plan to mitigate these matters are described in Note 2. The Company is reliant on deferring its short-term debt obligation to shareholders and founders to remain solvent. Our opinion is not modified with respect to this matter.

Known Departure from Generally Accepted Accounting Principles

Debt issuance costs related to notes payable issued during the year ended December 31, 2021 were expensed as incurred, rather than capitalized and presented as a reduction of the face value of the note issued and amortized over the expected life of the note per ASC 835-30-45. If debt issuance costs had been capitalized and amortized, notes payable would have decreased by $3,750 at December 31, 2022, debt issuance costs of $3,750 would have been included in both the December 31, 2023 and December 31, 2022 income statements, and retained earnings would have been $3,750 and $7,500 higher at December 31, 2023 and December 31, 2022, respectively. Our opinion is not modified with respect to this matter.

Whatcom Financial, LLC

Ferndale, Washington
February 29, 2024

	December 31, 2023	December 31, 2022
Assets		
Current assets		
Cash	$ 208	$ 15,177
Prepaid expenses	-	5,000
Current assets, total	208	20,177
Other assets	-	1,500
Intangible assets, net	87,936	55,614
Assets, total	$ 88,144	$ 77,291
Liabilities & Stockholders' Equity		
Current liabilities		
Current portion of notes payable	$ 129,583	$ 72,401
Current liabilities, total	129,583	72,401
Notes payable	51,083	39,599
Liabilities, total	180,666	112,000
Stockholders' equity		
Common stock par value of $.001 75,000,000 shares authorized, 60,915,615 and 57,917,355 shares issued and outstanding at December 31, 2023 and December 31, 2022, respectively	60,915	57,935
Additional paid in capital	120,468	92,444
Accumulated deficit	(273,905)	(185,088)
Stockholders' equity, total	(92,522)	(34,709)
Liabilities & Stockholders' Equity, total	$ 88,144	$ 77,291

See independent accountants review report.

	Year Ended December 31, 2023	Year Ended December 31, 2022
Operating expenses		
Advertising	$ 48,502	$ 1,879
Outside services	17,753	500
Travel	8,035	1,223
Software & apps	4,741	4,331
Office supplies	2,696	-
Amortization expense	2,196	-
Salaries & wages	1,925	3,940
Operating expenses, total	85,848	11,873
Other income (expense)		
Other income (expense)	971	(1,314)
Interest expense	(3,940)	-
Other income (expense), total	(2,969)	(1,314)
Net loss	$ 88,817	$ 13,187

| | Common Stock | | Additional | Accumulated | |
	Shares	Amount	Paid-in Capital	Deficit	Total
December 31, 2021	57,917,355	$ 57,917	$ 87,852	$ (171,901)	$ (26,132)
Issuance of shares	17,815	18			18
Additional paid in capital			4,592		4,592
Net loss				(13,187)	(13,187)
December 31, 2022	57,935,170	57,935	92,444	(185,088)	(34,709)
Issuance of shares	2,980,445	2,980			2,980
Additional paid in capital			28,024		28,024
Net loss				(88,817)	(88,817)
December 31, 2023	60,915,615	$ 60,915	$ 120,468	$ (273,905)	$ (92,522)

See independent accountants review report.

	Year Ended December 31, 2023	Year Ended December 31, 2022
Cash flows from (used in) operating activities		
Net loss	$ (88,817)	$ (13,187)
Adjustments to reconcile net income to net cash flows from operating activities		
Amortization expense	2,196	-
Changes in operating accounts		
Other assets	1,500	-
Prepaid expenses	5,000	(5,000)
Net cash flows used in operating activities	(80,121)	(18,187)
Cash flows from (used in) investing activities		
Intangible asset development	(34,518)	(20,313)
Net cash flows used in investing activities	(34,518)	(20,313)
Cash flows from (used in) financing activities		
Proceeds from notes payable	83,686	30,030
Repayments of notes payable	(15,020)	(3,030)
Issuance of common stock	2,980	18
Additional paid in capital	28,024	4,592
Net cash flows from financing activities	99,670	31,610
Net change in cash	(14,969)	(6,890)
Cash at beginning of period	15,177	22,067
Cash at end of period	$ 208	$ 15,177
Required supplemental disclosures		
Cash paid for interest	$ 3,940	$ -

See independent accountants review report.

Note 1 - Description of Operations

Revohloo, Inc. (the "Company") is a pre revenue software developer developing an interactive music video application. The Company has been developing the application for the past six years which was completed in September of 2023 and is now available for monetization.

Note 2 – Managements Plan

The Company has sustained operating losses during the years ended December 31, 2023, and December 31, 2022. In order to continue operations, the Company is reliant on additional financing from related parties or equity contributions from current or future owners. Management believes this situation is typical for pre revenue software developers and intends to monetize the application in the next two years. Additionally, Management notes the majority of the Company's expenses are discretionary, including advertising and outside services which comprise a significant portion of expenses during the years ended December 31, 2023, and December 31, 2022. Management intends to reduce these expenses as needed until additional capital is secured or the application is monetized. The current portion of notes payable totaling $129,583 at December 31, 2023 is expected to be deferred until repayment from operations becomes possible. All notes included in the current portion due are notes to shareholders or founders of the Company.

Note 3 - Significant Accounting Policies

Cash – Cash consists of deposits held at FDIC insured financial institutions. Such deposits are placed with high quality institutions in order to minimize concentration of counterparty credit risk and are within FDIC insured limits as of December 31, 2023, and December 31, 2022.

Intangible assets – Intangible assets subject to amortization and are amortized using the straight-line method over their estimated period of benefit, ranging from ten to seventeen years. The Company evaluates the recoverability of intangible assets at each reporting date by considering events or circumstances that may warrant revised estimates of useful lives or that indicate the asset may be impaired. No impairment on intangible assets was recognized for the years ended December 31, 2023, or December 31, 2022.

Accounting estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires management to make estimates and assumptions that affect reported amounts. Significant estimates affecting the financial statements include fair values and useful lives for intangible asset impairment tests.

Note 3 - Significant Accounting Policies (continued)

Income taxes – The Company accounts for income tax in accordance with Financial Accounting standards Board Accounting Standards Codification 740 ("FASB ASC") which includes a recognition threshold and measurement conditions for the recognition of tax positions taken or expected to be taken by the Company. For those benefits to be recognized, a benefit must be more likely than not to be sustained upon examination by tax authorities. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States.

The Company has sustained net operating losses during the years ended December 31, 2023, and December 31, 2022. Net operating losses will be carried forward to reduce taxable income in future years. Due to the management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards the Company has elected to fully reserve against the carryforward benefit in the accompanying financial statements, resulting in no recognition of the income tax benefits in the income statements for the years ended December 31, 2023, and December 31, 2022.

Recent accounting pronouncements ASU 2021-09 – In February of 2016 the Financial Accounting Standards Board released Accounting Standards Update (ASU) 2021-09—Leases (Topic 842) which supersedes Accounting Standard Codification (ASC) section 840 - leases. The update is effective fiscal years beginning after December 15, 2021, for private companies. The update modifies the treatment of operating and capital leases in the financial statements, notably requiring the capitalization of operating leases as a right of use (ROU) asset and related lease liability. The Company was not party to any operating or finance leases at December 31, 2023 or December 31, 2022.

Subsequent events – Subsequent events are events or transactions that occur after the balance sheet date but before financial statements are available to be issued. The Company recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing the financial statements. The Company's financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after the balance sheet date and before the financial statements are available to be issued.

The Company has evaluated subsequent events through February 29, 2024, which is the date the financial statements are available to be issued.

See independent accountants review report.

Note 4 – Intangible Assets

Finite-lived intangible assets are amortized over their estimated useful lives and tested for impairment if events or changes in circumstances indicate that the asset may be impaired. Intangible assets included on the balance sheet were comprised of patent application costs and app development costs for the years ended December 31, 2023, and December 31, 2022, as follows:

As of December 31, 2023

	Weighted average Useful life (years)	Gross Carrying Amount		Accumulated Amortization		Net	
Application Development	10	$	87,846	$	(2,196)	$	85,650
Patents & trademarks	17		2,286		-		2,286
Total intangible assets		$	90,132	$	(2,196)	$	87,936

As of December 31, 2022

	Weighted average Useful life (years)	Gross Carrying Amount		Accumulated Amortization		Net	
Application Development	10	$	53,526	$	-	$	53,526
Patents & trademarks	17		2,088		-		2,088
Total intangible assets		$	55,614	$	-	$	55,614

Amortization expense of $2,196 and $0 related to intangible assets is included in the income statements for the years ended December 31, 2023, and December 31, 2022. The trademark remains pending. Upon completion management intends to amortize the patent costs according to the patents estimated useful life. No impairment related to intangible assets was recognized for the years ended December 31, 2023, and December 31, 2022.

Note 5 – Notes Payable

Notes payable consist of the following:

	December 31, 2023	December 31, 2022
Note payable to Shareholder dated August 2021, anticipated to be repaid during 2024, bearing no interest, and containing a stock subscription component allowing for the purchase of 7,500,000 shares of common stock at par value.	$ 67,000	$ 67,000
Note payable to Shareholder originating 2023, no monthly payments due and bearing no interest, without maturity date.	52,285	-
Note payable to Founder in the amount of $30,030, originating December 2022 and maturing October 2027 with monthly payments of $598 including interest of 7.25%.	21,599	27,000
Note payable to Shareholder in the amount of $25,000, originating January 2023 and maturing February 2028 with monthly payments of $538 including interest of 10.49%.	21,782	-
Note payable to Founder originating 2014, no monthly payments due and bearing no interest, without maturity date.	9,000	9,000
Note payable to Shareholder originating 2014, no monthly payments due and bearing no interest, without maturity date.	5,000	5,000
Note payable to third party investor dated originating 2014, no monthly payments due and bearing no interest, without maturity date.	4,000	4,000
Less current portion	(129,583)	(72,401)
Long-term portion	$ 51,083	$ 39,599

Note 5 – Notes Payable (continued)

Maturities of these notes are as follows:

December 31,	Amount
2024	$ 129,583
2025	11,092
2026	12,094
2027	8,838
2028	1,059
Thereafter	18,000
	$ 180,666

Interest expense related to these notes totaled $3,940 and $0 for the years ended December 31, 2023, and December 31, 2022.

See independent accountants review report.